SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

16th February, 2006

FINANCIAL YEAR 2005-06

EXCELLENT RESULTS IN THE THIRD QUARTER OF 2005-06

•	Turnover up 12.4% to 5.43 billion euros
•	Operating profit of 190 million euros (versus 20 million euros at 31st December 2004)
•	Net profit of 77 million euros (versus 23 million euros at 31st December 2004)

NINE MONTH RESULTS AT 31st DECEMBER 2005

•	2.2 point improvement in the operating margin to 5.8%
•	Net profit up 24% to 906 million euros

The Board of Directors of Air France-KLM, chaired by Jean-Cyril Spinetta, examined the accounts for the Third Quarter of Financial Year 2005-06 at a meeting held on 15th February 2006.

Consolidated figures under IFRS

Financial Year 2005-06 (In € millions)	Three months to 31st December			Nine months to 31st December
	2005	2004	Change	2005	2004 pro forma(1)	Change
Turnover	5,429	4,831	+ 12.4%	16,251	14,857	+9.4%
Operating income	190	20	ns	940	532	+76.7%
Pre-tax income of fully integrated companies	108	35	ns	1,271	879	+44.6%
Net income, Group share	77	23	ns	906	731	+23.9%
Net earnings per share (in €)	0.29	0.09	ns	3.45	2.84	+21.5%

(1)	Air France and KLM consolidated over 9 months

Third quarter to 31st December 2005: Operating profit of 190 million euros (versus 20 million euros at 31st December 2004)

Passenger transport remained dynamic, with record load factors and strong unit revenues. The Cargo activity saw an encouraging recovery.

Turnover rose 12.4% to 5.43 billion euros. Operating charges were up by 8.9%. Excluding fuel charges, the rise would have been reduced to 5.3%. The main changes in operating costs were as follows:

•

Fuel costs rose 27.4% to 1 billion euros (versus 785 million euros at 31st December 2004) reflecting a rise in volumes of 5%, a rise in jet fuel prices of 30%, an unfavourable currency effect of 5% and a hedging impact of 14%.

•	Commercial and distribution charges fell by 17.3% to 291 million euros, mainly as a result of the transition to zero commission.
•	Employee costs rose 4.3% to 1.59 billion euros, with a stable headcount of 102,291 employees.

Unit costs measured in available seat kilometers (EASK) were flat at + 0.5% compared with production measured on the same basis up 7.7%. They were down 4.2% on a constant currency and fuel cost basis.

Contact : Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - web site: www.airfranceklm-finance.com

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Operating income for the quarter to 31st December 2005 amounted to 190 million euros compared with 20 million euros for the quarter ended 31st December 2004, which had been negatively impacted by a shift in favour of the fourth quarter in the efficiency of fuel hedging.

Income from operating activities amounted to 179 million euros, versus 77 million euros at 31st December 2004, after booking the disposal of Amadeus France.

Net interest charges fell from 66 million euros at 31st December 2004 to 57 million euros at 31st December 2005, thanks to a strong increase in income from cash and cash equivalents. Exchange losses at 31st December 2005 amounted to 9 million euros versus a gain of 21 million euros a year earlier.

Pre-tax income of consolidated companies amounted to 108 million euros (versus 35 million euros at 31st December 2004). The tax charge was 36 million euros (versus 29 million euros at 31st December 2004). The contribution from equity affiliates amounted to 7 million euros versus 14 million euros at 31st December 2004. Net income, Group share amounted to 77 million euros compared with 23 million euros at 31st December 2004.

Information by activity

Passenger activity

In the three months to 31st December 2005, traffic rose 11.0% on capacity up 7.6%, leading to a 2.4 point increase in load factor to 80.1%.

Total Passenger turnover rose 11.8% to 4.19 billion euros. Operating income amounted to 99 million euros versus a loss of 29 million euros a year earlier.

	Three months to 31st December
	2005	2004	Change
Total passenger activity turnover (in € m)	4,195	3,751	+11.8%
Turnover from regular passenger business (in € m)	3,968	3,544	+ 12.0%
Unit revenues per RPK (in € cents)	8.51	8.43	+ 0.9%
Unit revenues per ASK (in € cents)	6.81	6.55	+4.0%
Unit costs per ASK (in € cents)	6.56	6.52	+0.6%
Operating income (in € m)	99	(29)	ns

The yield (RRPK) was stable on a constant currency basis, and unit revenues per seat kilometer (RASK) rose 3.0% on a constant currency basis, despite the transfer to zero commission, which limited the rise by some 1.5 points. Unit costs per available seat kilometre were down 3.7% on a constant currency and fuel price basis.

Cargo

There was a recovery at the Cargo activity, accompanied by robust unit revenues. Traffic rose by 4.9% on capacity up 8.3%. The load factor declined 2.2 points to 69.2%.

Total turnover for the Cargo activity was up 14.5% to 813 million euros. Operating income amounted to 98 million euros against 83 million euros at 31st December 2004, an increase of 18.1%.

	Three months to 31st December
	2005	2004	Change
Total Cargo activity turnover (in € m)	813	710	+14.5%
Turnover from transportation of cargo (in € m)	760	667	+13.9%
Unit revenues per RTK (in € cents)	26.00	23.98	+8.4%
Unit revenues per ATK (in € cents)	18.00	17.13	+5.0%
Unit costs per ATK (in € cents)	15.46	14.78	+4.6%
Operating income (in € m)	98	83	+18.1%

Yield (RRTK) rose 5.5% on a constant currency basis. Unit costs were down 2.2% on a constant currency and fuel price basis.

2/8

Maintenance activity

Turnover at the Maintenance activity was up 24.7% on the Third Quarter of 2004-05 to 237 million euros. Operating income rose strongly from 5 million euros at 31st December 2004 to 24 million euros at 31st December 2005.

Other activities

Turnover of the Group’s other activities amounted to 184 million euros, up 2.2%. Operating income was a negative 31 million euros (versus a negative 39 million euros at 31st December 2004).

Nine months to 31st December 2005: Operating profit of 940 million euros, operating margin up 2.2 points to 5.8%

Turnover rose 9.4% during the first nine months of 2005-06 to 16.25 billion euros. Operating charges rose 6.9% to 15.3 billion euros. Excluding fuel charges they rose only 3.0%.

The main changes in costs over the period remained the fuel bill and commercial and distribution charges. The fuel bill rose by 615 million euros (+29,3%) to 2.72 billion euros, reflecting a volume effect of 4%, a price impact of 42%, a stable currency effect and an impact from hedging of 17%. Commercial and distribution costs continued to reflect the impact of the transition to zero commission, falling by 17.0% to 927 million euros.

Unit costs measured in equivalent available seat kilometers (EASK) rose 1.0%, for production measured on the same basis up by 6.0%. On a constant currency and fuel price basis they declined by 3.2%.

Operating profit amounted to 940 million euros, up 76.5% (compared with 532 million euros at 31st December 2004). The operating margin (operating profit over turnover) improved by 2.2 points to 5.8%.

After taking account of the Amadeus operation (504 million euros), income from operating activities amounted to 1.47 billion euros, against a level of 1.05 billion euros at 31st December 2004, which included the write-back of negative goodwill arising on the KLM acquisition of 424 million euros.

Pre-tax income of consolidated companies was up 44.6% to 1.27 billion euros against 879 million euros at 31st December 2004.

After a tax charge of 328 million euros (versus 210 million euros a year earlier) and a negative contribution from equity affiliates of 23 million euros (versus a positive 53 million euros at 31st December 2004), net income, Group share amounted to 906 million euros, up 23.9%, compared with 731 million euros at 31st December 2004. Earnings per share amounted to 3.45 euros versus 2.84 euros at 31st December 2004.

Information by activity

Passenger activity

In the first nine months, traffic rose 8.8% on capacity up 5.8% leading to a 2.2 point rise in load factor to 81.3%.

Total Passenger turnover rose 9.6% to 12.73 billion euros. Operating profit almost doubled to 700 million euros at 31st December 2005.

	Nine months to 31st December
	2005	2004	Change
Total Passenger activity turnover (in € m)	12,735	11,618	+9.6%
Turnover from regular passenger business (in € m)	12,056	10,996	+9.6%
Unit revenues per RPK (in € cents)	8.39	8.33	+ 0.8%
Unit revenues per ASK (in € cents)	6.82	6.58	+3.6%
Unit costs per ASK (in € cents)	6.35	6.29	+1.0%
Operating income (in € m)	700	365	+91.8%

3/8

On a constant currency basis, the yield (RRPK) rose by 1.1% and unit revenue per available seat kilometer (RASK) by 3.9%. Unit costs per available seat kilometer fell 2.8% on a constant currency and fuel price basis.

Cargo activity

For the first nine months, the Cargo activity recorded a rise in traffic of 2.7% with an increase in capacity of 7.0%. Load factor declined 2.7 points to 65.9%.

Turnover amounted to 2.17 billion euros against 1.95 billion euros at 31st December 2004, up 11.0%. Operating income amounted to 143 million euros versus 120 million euros a year earlier, a rise of 19.2%.

	Nine months to 31st December
	2005	2004	Change
Total Cargo activity turnover (in € m)	2,171	1,955	+11.0%
Turnover from transportation of cargo (in € m)	2,015	1,808	+11.4%
Unit revenues per RTK (in € cents)	24.65	22.72	+8.5%
Unit revenues per ATK (in € cents)	16.24	15.59	+4.2%
Unit costs per ATK (in € cents)	14.90	14.36	+3.7%
Operating income (in € m)	143	120	+19.2%

On a constant currency basis, the yield (RRTK) rose 8.0% and unit revenues per available tonne kilometer (RATK) by 3.7%. Unit costs were down 2.2% on a constant currency and fuel price basis.

Maintenance activity

The Maintenance activity generated turnover of 648 million euros, up 10.2% (588 million euros at 31st December 2004). Operating income increased from 26 million euros at 31st December 2004 to 64 million euros at 31st December 2005.

Other activities

The main businesses within this segment are the catering activity, KLM’s charter activity, operated via its subsidiary, Transavia, airport sales and the holding company activities. Turnover from these activities amounted to 697 million euros versus 696 million euros a year earlier, which consolidated Servair for a full 12 months. At 31st December 2005, turnover was broken down as follows: catering activity, 129 million euros, Transavia, 437 million euros (compared with 371 million euros a year earlier) and airport sales, 72 million euros. Operating income of Other activities amounted to 33 million euros (21 million euros at 31st December 2004) of which 47 million euros for Transavia, 9 million euros for the catering activity and -8 million euros for the holding company.

Financial structure: a further reduction in net debt

Capital expenditure amounted to 1.93 billion euros during the first nine months of the financial year, compared with 1.67 billion a year earlier. It was financed by cash flow from operations of 2.03 billion euros (up from 1.64 billion euros at 31st December 2004) and proceeds from asset disposals of 187 million euros (versus 222 million euros at 31st December 2004). The Group’s cash position stood at 4.3 billion euros at 31st December 2005, an increase of 1.23 billion euros of which 817 million euros generated by the Amadeus operation. Disposable credit facilities remain unchanged at 1.7 billion euros.

Net debt was down by 1.13 billion euros in the first nine months to 4.51 billion euros (5.64 billion euros at 31st March 2005) including 200 million euros over the Third Quarter. The net change in hedging instruments during the Third Quarter was a negative 447 million euros. Shareholders’ funds therefore amounted to 6.69 billion euros down from 7.03 billion euros at 30th September 2005. The gearing ratio thus remained stable at 0.67 at 31st December relative to 30th September 2005, but showed a marked improvement relative to 31st March 2005 when it stood at 1.13.

4/8

Outlook for the full year

The seasonality of our business traditionally weighs on the fourth quarter results, and traffic in March will additionally be affected by the fact that Easter week falls in April this year. Nevertheless, if current market conditions are maintained, Air France-KLM has an objective of operating income for the full year of over 900 million euros.

Agenda

Thursday February 16:

•	audio-web conference at 3:00 pm (London time)

to connect to the conference call, please dial 00 44 207 162 0125 (password: AKH)

and for US: 1 334 323 6203 (password: AKH)

to visualize the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHQ3)

for instant replay, please dial

•	UK: 00 44 207 031 4064 (pincode: 691152)
•	US: 1 954 334 0342 (pincode: 691152)

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

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AIR FRANCE KLM GROUP

2005-06 CONSOLIDATED INCOME STATEMENT

in euro million	3rd quarter (October to December)	9 months (April to December)
2005-06	2004-05 pro forma	change	2005-06	2004-05 pro forma	variation

Scheduled passenger	3,968	3,544	12.0%	12,056	10,996	9.6%
Other air transport operations	227	207	9.7%	679	622	9.2%
Total Passenger	4,195	3,751	11.8%	12,735	11,618	9.6%
Cargo	760	667	13.9%	2,015	1,808	11.4%
Other cargo revenues	53	43	23.3%	156	147	6.1%
Total Cargo	813	710	14.5%	2,171	1,955	11.0%
Maintenance	237	190	24.7%	648	588	10.2%
Others	184	180	2.2%	697	696	0.1%
OPERATING REVENUES	5,429	4,831	12.4%	16,251	14,857	9.4%
Other income from business	(2)	0	n	a	4	5	n	a

EXTERNAL EXPENSES	(3,112)	(2,786)	11.7%	(9,039)	(8,330)	8.5%
Aircraft fuel	(1,000)	(785)	27.4%	(2,717)	(2,102)	29.3%
Chartering costs	(160)	(142)	12.7%	(449)	(426)	5.4%
Aircraft operating lease costs	(167)	(152)	9.9%	(476)	(457)	4.2%
Landing fees and en route charges	(401)	(372)	7.8%	(1,221)	(1,152)	6.0%
Catering	(101)	(92)	9.8%	(307)	(303)	1.3%
Handling charges and other operating costs	(307)	(271)	13.3%	(904)	(838)	7.9%
Aircraft maintenance costs	(188)	(162)	16.0%	(532)	(529)	0.6%
Commercial and distribution costs	(291)	(352)	-17.3%	(927)	(1,117)	-17.0%
Other external expenses	(497)	(458)	8.5%	(1,506)	(1,406)	7.1%

Salaries & related costs	(1,597)	(1,531)	4.3%	(4,732)	(4,548)	4.0%
Taxes other than income tax	(56)	(58)	-3.4%	(168)	(174)	-3.4%
Charge to depreciation/amortization, net	(423)	(406)	4.2%	(1,232)	(1,228)	0.3%
Charge to operating provisions, net	(21)	(18)	16.7%	(82)	(18)	355.6%
Other income and charges, net	(28)	(12)	133.3%	(62)	(32)	93.8%

OPERATING INCOME	190	20	850.0%	940	532	76.7%

Gain on disposal of flight equipment, net	2	2	0.0%	1	22	-95.5%
Restructuring costs	(9)	-100.0%	(2)	(9)	-77.8%
Gain on disposals of subsidiaries and affiliates	2	64	-96.9%	2	64	-96.9%
Amortization of negative goodwill	0	n	a	5	423	n	a
Other operating income and charges, net	(15)	0	n	a	522	21	n	a

INCOME FROM OPERATING ACTIVITIES	179	77	132.5%	1,468	1,053	39.4%

Income from cash and cash equivalent	44	22	100.0%	118	88	34.1%
Gross cost of financial debt	(101)	(88)	14.8%	(289)	(265)	9.1%

Net cost of financial debt	(57)	(66)	-13.6%	(171)	(177)	-3.4%

Exchange income (loss)	(9)	21	-142.9%	(28)	4	-800.0%
Change in fair value of the financial assets and liabilities	(3)	0	n	a	4	0	n	a
Net increase in provisions	(2)	3	-166.7%	(2)	(1)	100.0%

PRE-TAX INCOME OF CONSOLIDATED COMPANIES	108	35	208.6%	1,271	879	44.6%

Income tax	(36)	(29)	24.1%	(328)	(210)	56.2%

NET INCOME OF CONSOLIDATED COMPANIES	72	6	1100.0%	943	669	41.0%

Share of results of equity affiliates	7	14	-50.0%	(23)	53	-143.4%

NET INCOME FROM CONTINUING OPERATIONS	79	20	295.0%	920	722	27.4%

Net income from discontinued operations	2	-100.0%	6	-100.0%

INCOME BEFORE MINORITY INTERESTS	79	22	259.1%	920	728	26.4%

Minority interests	(2)	1	-300.0%	(14)	3	-566.7%

NET INCOME - GROUP SHARE	77	23	234.8%	906	731	23.9%

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FLEET AS OF 31 DECEMBER 2005

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	31/3/05	12/31/05
B747-400	8	8	1	1	7	7	16	16	16	16
B747-300/200	7	7					7	7	5	4
B777-200/300	16	17	4	4	14	15	34	36	34	36
A340-300	8	10	6	3	8	7	22	20	22	20
A330-200	4	6	1	1	9	9	14	16	13	16
B767-300	1						1
Long-haul fleet	44	48	12	9	38	38	94	95	90	92
B747-400	1	2			3	3	4	5	4	5
B747-200	5	5	1	1	2	2	8	8	8	8
Cargo	6	7	1	1	5	5	12	13	12	13
A321	11	11			2	2	13	13	13	13
A320	49	49	3	3	15	15	67	67	67	67
A319	18	19	4	4	21	21	43	44	43	44
A318	9	11					9	11	9	11
B737-300/500	4	2	3	3	9	8	16	13	15	13
Medium-haul fleet	91	92	10	10	47	46	148	148	147	148
Total Air France fleet	141	147	23	20	90	89	254	256	249	253

REGIONAL FLEET

BRIT AIR

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	31/3/05	12/31/05
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
Canadair Jet 700	2	2	9	9			11	11	11	11
F100-100	1	3			9	8	10	11	10	11
Total	5	7	20	20	15	14	40	41	40	41

CITY JET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	31/3/05	12/31/05
BAE146-200/300*	5	5	1	1	11	11	17	17	17	17
Total	5	5	1	1	11	11	17	17	17	17

* including 2 aircraft sub-leased by KLM U.K. to CityJet

REGIONAL

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	31/3/05	12/31/05
BEECH 1900	6	3	1	1	1	1	8	5
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	9
EMB120-ER	7	6	3	3	3	2	13	11	10	9
F100-100	1	1	1	1	5	6	7	8	6	8
F70-70			5	5			5	5	5	5
SAAB 2000					6	6	6	6	6	5
Total	18	14	30	30	28	28	76	72	64	64

Total Regional fleet	28	26	51	51	54	53	133	130	121	122

Air Ivoire

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	31/3/05	12/31/05
F28			3	3			3	3	3	3
A321					1	1	1	1
Total			3	3	1	1	4	4	3	3

TOTAL Air France Group	169	173	77	74	145	143	391	390	373	378

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FLEET AS OF 31 DECEMBER 2005

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	31/3/05	12/31/05
B747-400	6	6	16	16			22	22	22	22
B777-200			4	4	6	6	10	10	10	10
MD11		1	8	7	2	2	10	10	10	10
A330-200				3				3		3
B767-300					12	10	12	10	12	9
Long-haul fleet	6	7	28	30	20	18	54	55	54	54
B747-400			3	3			3	3	3	3
Cargo			3	3			3	3	3	3
B737-900			2	2	3	3	5	5	5	5
B737-800	6	6	20	20	4	4	30	30	30	30
B737-700			4	5	5	5	9	10	9	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14
Medium-haul fleet	18	18	27	28	26	26	71	72	71	72
Total KLM fleet	24	25	58	61	46	44	128	130	128	129

REGIONAL FLEET

KLM Cityhopper

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	31/3/05	12/31/05
F70	18	18		3	3		21	21	20	21
F50			6	6	4	2	10	8	10	8
Total KLM Cityhopper fleet	18	18	6	9	7	2	31	29	30	29

KLM Cityhopper UK

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	3/31/05	12/31/05	31/3/05	12/31/05
F100	1	5	14	11	1		16	16	16	16
F50					6	6	6	6	6	6
Total KLM Cityhopper UK fleet	1	5	14	11	7	6	22	22	22	22

Total Regional fleet	19	23	20	20	14	8	53	51	52	51

TOTAL KLM Group	43	48	78	81	60	52	181	181	180	180

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Air France – KLM Group

CONSOLIDATED FINANCIAL STATEMENTS

established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union

April 1, 2005 – December 31, 2005

1

Air France – KLM Group

Consolidated income statement *

			In EUR million

Period ended December 31,		2005	2004	2004
		pro forma(1)
	Notes

Operating revenues	3	16,251	14,857	14,368
Other income from the business		4	5	5

Income from ordinary operations		16,255	14,862	14,373

External expenses	4	(9,039)	(8,330)	(8,043)
Salaries and related costs	5	(4,732)	(4,548)	(4,407)
Taxes other than income taxes		(168)	(174)	(171)
Depreciation / Amortization		(1,232)	(1,228)	(1,187)
Provisions		(82)	(18)	(14)
Other income and expenses		(62)	(32)	(20)

Income from current operations		940	532	531

Sales of aircraft equipement		1	22	22
Negative goodwill		5	423	423
Other non-current income and expenses		522	21	21

Income from Operating activities		1,468	1,053	1,052

Gross cost of financial debt		(289)	(265)	(256)

Income from cash and cash equivalents		118	88	87
Net cost of financial debt		(171)	(177)	(169)

Other financial income and expenses		(26)	3	5

Pre-tax income of consolidated companies		1,271	879	888

Income Taxes		(328)	(210)	(211)

Net income of consolidated companies		943	669	677

Share of results of equity affiliates		(23)	53	53

Net income from continuing operations		920	722	730

Net income from discontinued operations		—	6	7

Income before minority interests		920	728	737

Minority interests		(14)	3	2

Net income - Group share		906	731	739

Net earnings per share (in euros)

- undiluted		3,45	2,84	2,87
- diluted		3,22	2,84	2,87

(1)	Consolidation of KLM Group for a nine months period

* established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

Air France – KLM Group

Consolidated balance sheet *

		In EUR million
Assets
	December 31, 2005	March 31, 2005

Goodwill	218	211

Intangible fixed assets	428	437

Flight equipment	10,844	10,394

Other property, plant and equipment	1,928	1,895

Investments in equity affiliates	196	571

Pension assets	1,338	1,049

Other financial assets	1,167	1,113

Deferred taxes	8	140

Other debtors	1,413	350

Non-current assets	17,540	16,160

Other financial assets	143	201

Inventories and work in progress	416	382

Trade receivables	2,481	2,272

Income tax receivables	—	6

Other debtors	1,336	969

Cash and cash equivalents	3,840	2,500

Current assets	8,216	6,330

Total assets	25,756	22,490

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

Air France – KLM Group

Consolidated balance sheet (continued) *

	In EUR million
Liabilities
	December 31, 2005	March 31, 2005

Capital	2,290	2,290

Additional paid-in capital	430	384

Treasury shares	(72)	(19)

Reserves and retained earnings	3,920	2,254

Equity capital (Group share)	6,568	4,909

Minority interests	118	103

Equity capital and minority interests	6,686	5,012

Provisions and employee benefits	1,920	1,985

Financial liabilities	8,112	7,831

Deferred tax liabilities	732	148

Other liabilities	531	481

Non-current liabilities	11,295	10,445

Provisions and employee benefits	210	124

Financial liabilities	1,224	1,102

Trade payables	2,397	1,901

Advance ticket sales	1,637	1,656

Income tax liabilities	172	8

Other liabilities	2,040	1,980

Bank loans	95	262

Current liabilities	7,775	7,033

Total liabilities	25,756	22,490

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

Air France – KLM Group

Consolidated Statements of Changes in Stockholders’ Equity *

								In EUR million
Before appropriation of earnings	Number of shares composing capital	Capital	Add’l paid-in capital	Reserves	Treasury stock	Translation adjustment	Equity group share	Minority interests	Equity and minority interests

March 31, 2004	219,780,887	1,868	261	1,277	(18)	(9)	3379	87	3,466

Capital increase	49,602,631	422	346				768		768
Contribution of assets			923	(923)			—		—
Cost of exchange offer			(12)				(12)		(12)
Dividends paid				(17)			(17)	(1)	(18)
Treasury stock					(2)		(2)		(2)
Translation adjustment							—		—
Income for the year				739			739	(2)	737
Change in consolidation							—	35	35

December 31, 2004	269,383,518	2,290	1,518	1,076	(20)	(9)	4,855	119	4,974

March 31, 2005	269,383,518	2,290	384	2,263	(19)	(9)	4,909	103	5,012

First application of IAS 32 and IAS 39				754	(76)		678	3	681
Oceane			46				46		46
Salary for Share exchange				(88)			(88)		(88)
Dividends paid				(39)			(39)		(39)
Treasury stock					23		23		23
Change in other comprehensive income				125			125		125
Translation adjustment						8	8	4	12
Income for the year				906			906	14	920
Change in consolidation							—	(6)	(6)

December 31, 2005	269,383,518	2,290	430	3,921	(72)	(1)	6,568	118	6,686

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

The items “First-time application of IAS 32 and IAS 39” and “Change in cash flow hedges” reflect the application of these two standards as of April 1, 2005 and primarily affect:

•

The impact of the derivatives related to hedges on fuel purchases, the rate risk and the currency risk, the counterparty of which is recognized in “other debtors” and “other liabilities”. The impact of the first application is 1,145 million euros before tax effect (754 million euros after tax effect) primarily related to hedges on fuel purchases (1,223 million euros). The change in cash flow hedges in the amount of 208 million euros before tax effect (135 million euros after taxes) is also essentially due to fuel purchase hedges (279 million euros).

•	The reclassification of treasury shares as a deduction from equity capital in the amount of 76 million euros, which were previously presented as marketable securities.

The line “Salary-share swap” presents the costs of the shares allotted by the State to the employees of Air France under the 2003 plan. The debt initially recorded in this respect of 109 million euros is reduced by the amount of the expense for the period corresponding to the fair value of the services rendered by the employees in consideration for the shares received (See Note 5.1).

Air France – KLM Group

Consolidated statement of cash flows *

		In EUR million
Period ended December 31,	2005	2004	2004
	pro forma (1)

Income for consolidated entity	920	728	737
Amortization, depreciation and operating provisions	1,314	1,246	1,201
Financial provisions	(1)	1	1
Income on disposals of tangible and intangible assets	(46)	(22)	(22)
Income on disposals of subsidiaries and equity interests	(1)	(64)	(64)
Gain on Amadeus GTD transaction	(504)	—	—
Income on financial instruments	(5)	—	—
Unrealized currency adjustment	21	(6)	(7)
Negative goodwill	(5)	(423)	(423)
Other non-monetary items	50	(28)	(28)
Non-monetary income from equity affiliates	23	(53)	(53)
Deferred taxes	169	202	202

Marge d’autofinancement	1,935	1,581	1,544

(Increase) / decrease in inventories	(56)	6	6
(Increase) / decrease in trade receivables	(232)	262	262
Increase / (decrease) in trade payables	215	213	189
Change in other receivables and payables	169	(422)	(424)

Cash flow from operating activities	2,031	1,640	1,577

Acquisitions of subsidiaries and equity interests	(48)	586	586
Investments in tangible and intangible assets	(1,935)	(1,666)	(1,623)
Disposals of subsidiaries and equity interests	35	114	114
Net cash received on Amadeus GTD transaction	817	—	—
Income from disposal of tangible and intangible assets	187	222	175
Dividend received	7	26	26

Cash flow from investing activities	(937)	(718)	(722)

New debt issues	1,258	724	724
Debt repayments	(455)	(193)	(193)
Repayment of debt resulting from finance leases	(353)	(289)	(278)
Decrease (increase) in loans, net	(52)	19	19
Decrease (increase) in investments, net	55	22	22
Dividends paid	(41)	(25)	(25)
Reduction of minority interests	—	(23)	(23)

Cash flow from financing activities	412	235	246

Translation adjustments	1	—	—

Change in cash and cash equivalents	1,507	1,157	1,101

Opening cash and cash equivalents	2,238	1,361	1,417
Closing cash and cash equivalents	3,745	2,518	2,518

(1)	Consolidation of KLM Group for a nine months period

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

Air France – KLM Group

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS

Air France – KLM Group

1. BUSINESS DESCRIPTION

The term “Air France–KLM” used hereinafter refers to the joint stock company (French société anonyme) governed by French law, and excluding consolidated subsidiaries. The term “Group” refers to the economic entity composed of Air France–KLM and its subsidiaries.

The Group, with registered offices in France, is one of the largest airline groups in the world.

The principal business is the air transport of passengers. The Group’s businesses also include cargo transport, aircraft maintenance and any other activity related to air transport, including catering and chartered air transport.

2. ACCOUNTING PRINCIPLES

2.1. General context

Pursuant to European Regulation 1606/2002 of July 19, 2002, the financial statements published as of fiscal year 2005/2006 are prepared in accordance with the international accounting standards stipulated by the International Accounting Standards Board (IASB) and approved by the European Union on the date these financial statements were prepared.

Those accounting standards include the International Accounting Standards (IAS), the International Financial Reporting Standards (IFRS), and the interpretations of the Standards Interpretation Committee (SIC) and the International Financial Reporting Interpretation Committee (IFRIC).

The obligation to present a year of comparative data set the transition from the French accounting standards to the IAS/IFRS accounting standards on April 1, 2004, the date on which a balance sheet was prepared and restated in accordance with the requirements set forth in IFRS 1 “First-Time Adoption of International Financial Reporting Standards”.

In accordance with the option offered, IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” relating to financial instruments were applied as of April 1, 2005.

In addition, the Group decided to implement IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” early at April 1, 2004. The effects of the early application of this standard have been described in the memorandum on the “Transition from French Accounting Principles to IFRS” published in the financial statements as of September 30, 2005.

The interim statements as of December 31, 2005 are established in accordance with IFRS accounting and valuation principles. They present summary statements in accordance with the provisions of IAS 34 (covering interim financial information) for the comparative periods used. The notes are prepared in accordance with the presentation and reporting rules applicable to interim accounts as defined in the general regulations of the French Autorité des Marchés Financiers (AMF).

Between now and March 31, 2006, the IFRS could change. In that case, because of the retrospective application of the standards, the opening situation presented below could be adjusted if necessary as well as the accounts established as of April 1, 2004.

2.2. Interim statements

The accounting principles used by the Group are described below in this note.

Revenues and income from current operations are characterized by their seasonal nature related to a high level of activity over the first half of the year. This phenomenon varies in magnitude depending on the year. In accordance with IFRS, revenues and the related expenses are recognized over the period in which they are realized.

For the interim statements, the tax charge (current and deferred) is calculated by applying to the book income for the period the estimated annual average tax rate for the current year for each entity or tax group.

Air France – KLM Group

2.3. Use of estimates

The establishment of the consolidated financial statements in compliance with the accounting standards in force means that the Group’s management makes estimates and formulates assumptions that have an impact on the financial statements and the related notes.

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable which form the basis for these assessments.

The amounts that appear in future consolidated financial statements could differ from these estimates depending on changes in the assumptions used or different conditions.

2.4. Consolidation methods

2.4.1 Subsidiaries

Companies in which the Group exercises de facto or de jure exclusive control are fully consolidated. Control means the power to direct the financial and operating policies of an entity in order to obtain the benefits of its activities. The financial statements of controlled companies are consolidated as soon as control becomes effective until the control ends.

The portion of net earnings and equity that goes to third parties is deducted respectively from the net earnings and equity of the consolidated entity and is presented on the line “minority interests”.

2.4.2. Equity interests in associates and joint ventures

Companies in which the Group has significant influence on management and financial policy are accounted for using the equity method; significant influence is assumed when the Group holds more than 20% of the voting rights.

In addition, companies in which the Group exercises joint control are accounted for using the equity method.

Under the equity method, equity interests are accounted for at cost, adjusted for any post-acquisition changes in the investor’s percentage of the entity held, and for any impairment in the net interest.

The losses of an equity affiliate that exceed the value of the Group’s interest in this entity are not accounted for, unless:

- the Group has a legal or implied obligation to cover the losses; or

- the Group has made payments in the name of the associate.

Any surplus between the acquisition cost of the Group’s share in the fair value of the identifiable assets, liabilities and contingent liabilities of the associate company on the date of acquisition is accounted for as goodwill and included in the book value of the interest accounted for using the equity method.

The equity interests in which the Group has ceased to exercise significant influence or joint control are no longer consolidated as of that date and are valued at the lower of the following two values: the equity value on the date of withdrawal from consolidation or the useful value.

2.4.3 Exclusions from the scope of consolidation

Companies that fulfill the criteria outlined above, but do not represent long-term holdings on the acquisition date, are not consolidated. This estimate of the permanent nature of the holding is, however, reviewed every year.

Air France – KLM Group

2.4.4 Consolidation restatements

All intercompany transactions, including significant asset and liability transfers, between fully-consolidated companies, are eliminated. The same treatment applies to internal Group items such as dividends and capital gains.

Gains and losses on internal transfers between equity affiliates are eliminated up to the Group’s effective percentage interest in such affiliates.

2.4.5 Closing date

With the exception of a few subsidiaries and equity affiliates that close their books at December 31, all Group companies are consolidated based on annual accounts closed on March 31.

2.5. Translation of financial statements and transactions in foreign currencies

2.5.1. Translation of foreign companies’ financial statements

The financial statements of foreign subsidiaries are translated into euros on the following basis:

•	with the exception of the equity capital for which the historical prices are applied, balance sheet items are converted on the basis of the exchange rates in effect on the closing date;

•	the income statement and the statement of cash flows are converted on the basis of the average exchange rates for the period;

•	the resulting translation adjustment is booked in the “Translation adjustments” item included in equity capital.

Goodwill is expressed in the functional currency of the entity acquired and is converted into euros at the closing rate.

The accounts of non-autonomous foreign entities, whose functional currency is not the euro and whose activity is an extension of the parent company, are converted into euros using the historical cost method.

2.5.2. Translation of foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the exchange rate of the related hedge.

Assets and liabilities denominated in foreign currencies valued at the rate in effect on the closing date or, where applicable, at the rate of the related hedge.

The corresponding exchange differences are recorded in the income statement and the changes in the fair value of the hedging instruments are recorded using the treatment described in section “2.11. Financial instruments, valuation of financial assets and liabilities”.

Air France – KLM Group

2.6. Business combinations

2.6.1 Combinations before the date of the first adoption of the IFRS

In accordance with the option offered by IFRS 1, business combinations prior to April 1, 2004 (essentially Air Inter and UTA) have not been restated pursuant to IFRS 3.

2.6.2 Combinations after April 1, 2004

Acquisitions of subsidiaries are recognized using the acquisition method. The acquisition cost includes the following items on the date of the combination:

-	the fair value of the assets, liabilities and contingent liabilities acquired;
-	any equity instrument issued by the Group in exchange for control of the entity acquired;
-	any other costs that may be attributable to the business combination.

Pursuant to IFRS 3 concerning business combinations, in the case of the first consolidation of an entity, the Group values all the assets, liabilities and contingent liabilities at fair value within a period not exceeding twelve months from the date of the acquisition. Under this same standard, the goodwill resulting from the difference between the acquisition cost and the share of the Group’s equity capital after valuation at fair value of the assets and liabilities acquired are no longer amortized, but are subject to annual depreciation tests and periodic tests in the event of a negative change in certain indicators.

Badwill is immediately recognized on the income statement.

The assets that satisfy the provisions of IFRS 5 are recognized and valued at their fair value minus the costs necessary for the sale.

2.7. Revenues

For air transportation operations, revenues are recognized as and when transportation is completed, net of any discounts granted. Transportation is also the trigger for the recognition as external expenses of the commissions paid to agents.

As a result, the tickets issued both for passengers and cargo are recorded on the issue date as “Advance ticket sales”.

However, the receipts for tickets issued that are not used are booked as revenues as soon as the ticket is issued by applying a statistical rate that is regularly updated.

The revenues from third-party “flight-time” maintenance agreements excluding engines are booked on the basis of the increase in the flight time declared by the customer when there is no restitution condition related to the agreement. For other industrial activity contracts, the Group records the revenues based on the costs incurred method.

2.8. Loyalty program

Until June 1, 2005, each of the two sub-groups (Air France and KLM) composing the Group had its own frequent flyer program: “Fréquence Plus” and “Flying Dutchman”, which allowed members to acquire “air miles” as they flew on Air France, KLM or with other partner companies. These air miles entitled members to a variety of benefits such as free flights with the two companies.

In the context of the merger of the two companies, a joint frequent flyer program “Flying Blue” was launched in June 2005 and combined the miles from the two previous programs.

Air France – KLM Group

The probability of air miles being converted into award tickets is estimated using a statistical method, which generates a so-called “redemption”.

The value of air miles is estimated based on the specific terms and conditions for the use of free tickets. This estimate takes into consideration the discounted marginal cost of the passenger concerned (catering, fuel, ticket issue costs, etc.) and the discounted cost of the air miles used with the company’s partners.

The estimated air miles are deducted from revenues and recorded under the caption “Advanced ticket sales”, as and when acquired by members,

The Company also sells air miles to partner companies participating in current loyalty programs, such as credit card companies, hotel chains and car rental firms. The portion of these sales corresponding to the cost of the air miles is recorded as “Other creditors” and the margin is immediately booked as income.

2.9. Distinction between income from current operations and income from operating activities

Income from current operations includes all the income and expenses directly related to the Group’s ordinary activities. Unusual items defined as non-recurring income and expenses by virtue of their frequency, nature and amount (such as restructuring costs) and non-financial items are recorded as income from operating activities.

2.10. Earnings per share

Earnings per share are obtained by dividing the Group’s net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years presented does not include treasury stock or shares held in connection with stock option plans.

Diluted earnings per share are calculated by dividing the Group share of net income by the average number of shares outstanding during the year, adjusted for any potentially diluting shares of common stock.

2.11. Financial instruments, valuation of financial assets and liabilities

Since April 1, 2005, the Group has applied standards IAS 32 and IAS 39.

2.11.1 Valuation of trade receivables and non-current financial assets

Trade receivables, loans and other non-current financial assets are considered to be assets issued by the company and are booked using the amortized cost method. They may also be covered by a provision for depreciation if there is an objective indication of a loss of value. This depreciation, which then equals the difference between the net book value and the recoverable value, is booked as income.

2.11.2 Investments in unconsolidated companies

Equity investments in unconsolidated companies and other long-term financial investments are classified as assets available for sale and appear on the balance sheet at their fair value. Unrealized gains and losses are recorded in a separate component of equity capital, the “Fair Value Reserves”. For publicly-traded securities, the fair value is the market price, with the exception of cases where other elements allow a fairer valuation. For other securities, if the fair value cannot be reliably estimated, it equals the acquisition cost net of possible losses of value. If there is an indication of a loss of value of the financial asset, the amount of the loss is booked on the income statement for the period.

2.11.3 Derivative instruments

The Group uses various derivative instruments to hedge its exposure to the risks of changes in interest rates, exchange rates or fuel prices.

Air France – KLM Group

Forward currency contracts and options are used to cover exposure to exchange rates. For firm commitments, the unrealized gains and losses on these financial instruments are included in the net book value of the hedged asset or liability.

The Group also uses rate swaps to manage its exposure to the rate risk. Most of the swaps traded convert variable-rate debt to fixed-rate debt.

Finally, exposure to the fuel risk is covered by swaps or options on jet fuel, diesel or Brent.

Most of these derivatives are classified in the accounts as hedging instruments if the derivative is eligible as a hedging instrument and if the hedging contracts are documented as required by standard IAS 39.

These derivative instruments are recorded on the balance sheet at their fair value. The method of accounting for changes in fair value depends on the classification of the derivative instruments:

-

Fair value hedge: the changes in fair value of the derivative are booked as results and offset, in the amount of the effective portion, the changes in the fair value of the underlying item (assets, liability or firm commitment), which are also recognized as income.

-

Future flow hedge: the changes in fair value are booked as equity for the effective amount and are reclassified as income when the hedged element affects equity. The ineffective portion is recorded directly as financial income.

-	Transaction derivatives: the changes in fair value for the derivative are booked as financial income.

2.11.4 Convertible bonds

Convertible bonds are considered to be financial instruments composed of two elements: a bond component recorded as debt and a stock component recorded as equity capital. The bond component is equal to the discounted value of all coupons due for the bond at the rate of a simple bond that would have been issued at the same time as the convertible bond. The value of the stock component recorded as equity is calculated by the difference with the nominal amount of the bond at issue. The difference between the financial expense booked and the amounts effectively paid out is added, at each closing, to the amount of the debt component so that, at maturity, the amount to be repaid if there is no conversion equals the redemption price.

2.11.5 Cash and cash equivalents

Cash and cash equivalents include cash, short-term deposits and bank overdrafts initially established for less than three months and which have no risk of a significant change in value.

2.11.6 Financial liabilities

Borrowings are recorded at the amortized costs calculated on the basis of the effective interest rate. Under this principle, any redemption and issue premiums are recorded under debts in the balance sheet and amortized as financial items over the life of the loans.

In addition, the financial liabilities documented in the context of fair value relationships are revalued at the fair value for the risk hedged, i.e. the risk related to the fluctuation in interest rates. Changes in fair value are recorded symmetrically in the income statement for the period with the change in fair value of the hedging swaps.

2.12. Goodwill

Goodwill represents the surplus between the acquisition cost and the buyer’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the entity acquired.

Goodwill is valued in the functional currency of the entity acquired.

Air France – KLM Group

Positive goodwill is booked as an asset. It is not amortized and is submitted to impairment tests annually or at the appearance of indices that could call into question the value recognized on the balance sheet. Losses of value recorded may not subsequently be reversed.

When the share of the fair value of the assets, liabilities and contingent liabilities acquired exceeds the acquisition cost, Badwill is immediately recognized on the income statement.

At the time of the sale of a subsidiary or a jointly controlled entity, the amount of the goodwill attributable to the subsidiary is included in the calculation of the income from the sale.

2.13. Other intangible assets

Intangible assets are recorded at the initial acquisition cost minus the total of the amortizations and any losses of value.

Identifiable intangible assets acquired with a defined useful life are amortized on the basis of their own useful life from the date they are placed in service.

Identifiable intangible assets acquired for which the useful life is indefinite, essentially the brands acquired through business combinations, are not amortized but are tested every year for impairment or at the appearance of indices that could call into question the value accounted for on the balance sheet. If necessary, an impairment is recorded.

Other intangible assets are amortized using the straight line method over the normal useful lives:

Software	1 to 5 years
Customer files	5 to 12 years
Other	Based on their useful life

2.14. Property, plant and equipment

2.14.1 Special rule for the opening balance sheet

In the context of the initial application of the IFRS and in accordance with the option offered by IFRS 1, the Group valued the fair value of its fleet at April 1, 2004 and used this valuation as the “assumed cost”.

This treatment thus allows the Group to have all of its fleet accounted for at fair value, given that market value was used when valuing the acquisition balance sheet for the acquisition of the KLM group in the same period (May 1, 2004).

The valuations were conducted by independent experts.

2.14.2 Principles applicable since April 1, 2004

Property, plant and equipment are recorded at the historical acquisition or manufacturing cost, less total amortizations and any depreciation for loss of value.

The financial interest on the capital used to finance the investments during the period prior to operation are an integral part of the historical cost. Insofar as investment installments are not financed by specific loans, the Group uses the average interest rate on the current unallocated loans at the end of the period in question.

Maintenance costs are booked as expenses for the period, with the exception of programs that extend the useful life of the asset or increase its value, which are then capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

2.14.3 Flight equipment

The acquisition price of aircraft equipment is denominated in foreign currencies. It is converted at the payment price or, if applicable, at the hedging price assigned to it. Manufacturers' discounts if any are deducted from the value of the asset in question.

Air France – KLM Group

Aircraft are depreciated using the straight-line method over their average estimated useful life. Since April 1, 2004, this period has been set at 20 years without residual value except in special cases.

Given a market in which transactions are denominated in US dollars, and the useful life set on average at 20 years, no residual value on the date of entry into service is determined on the acquisition date.

The accounting standard recommends an annual review of the residual value and the amortization schedule. During the operating cycle, in developing fleet replacement plans, the Group reviews whether the amortizable base or the useful life should be adapted and, if necessary, determines whether a residual value should be recognized.

Any airframes and engines (excluding parts with a limited useful life) are isolated from the aircraft acquisition price and amortized over the current duration until the next scheduled major maintenance event.

Aircraft parts are recorded in the consolidated balance sheet as fixed assets. The amortization period varies from 3 to 20 years depending on the technical properties of each item.

2.14.4 Other property, plant and equipment

Other property, plant and equipment are amortized using the straight line method over the normal useful lives:

Buildings	20 to 40 years
Fixtures and fittings	8 to 15 years
Flight simulators	10 to 20 years
Equipment and tools	5 to 15 years

2.14.5. Leases

In accordance with IAS 17 “Leases”, leases are classified as finance leases when the terms of the lease substantially transfer almost all the risks and benefits inherent in ownership to the lessee. All other leases are classified as operating leases.

The assets held under a finance lease are recognized as assets at the lower of two values: the discounted value of the minimum payments under the lease or their fair value determined at the start of the lease. The corresponding liability owed to the lessor is recorded on the balance sheet as an obligation resulting from the finance lease as financial liabilities.

These assets are amortized over the shorter of two periods: the useful life of the assets and the term of the finance lease.

In the context of finance lease transactions followed by an operating lease, the gains are treated as follows:

-	they are immediately recognized as income when the transaction is executed under market conditions;
-	they are extended over the residual life of the lease when the transaction is executed under other than market conditions.

2.15. Asset value test

Pursuant to IAS 36 “Impairment of Assets”, the Group reviews annually the book values of tangible and intangible assets in order to asses whether there is any indication showing that the value of these assets could change. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the loss of value. The recoverable value is the higher of two values: the fair value minus selling costs and its useful value.

When it is not possible to estimate the recoverable value of an asset considered separately, it is attached to other assets.

The Group determined that the smallest level at which assets could be tested were the cash-generating units (CGU) corresponding to the Group's business sectors (see sector information).

Air France – KLM Group

When the recoverable value of a CGU is less than its book value, a depreciation is recognized. This depreciation is allocated first to the balance sheet value of the goodwill. The remainder is allocated to the other assets composing the CGU prorated on the basis of their book value.

The recoverable value of the CGUs is determined by using a discount rate corresponding to the weighted average cost of the Group’s capital, which was 7.5% for fiscal 2004/05.

2.16. Inventories

Inventories are valued at the lower of their cost price or their net market value.

The cost price is the acquisition cost or the production costs incurred to bring the inventories to their current condition and location. These costs include the direct and indirect production costs incurred under normal operating conditions.

Inventories are valued on a weighted average basis.

The net market value of the inventories is the selling price estimated in the normal course of business minus the estimated costs to finish the products and the estimated costs necessary to make the sale.

2.17. Treasury stock

Shares representing the capital of the parent company held by the Group are recognized as a deduction from consolidated equity at the acquisition cost. Subsequent sales are charged directly against equity and no income is recorded.

As the Group decided to apply standards IAS 32 and 39 with respect to financial instruments as of April 1, 2005, treasury stock held for stock option plans are classified until that date as marketable securities at their cost price. These shares are depreciated if necessary. As of April 1, 2005, they are deducted from shareholders’ equity.

2.18. Pension and related obligations

The Group's commitments in respect of defined benefit pension plans and termination indemnities on retirement are calculated, pursuant to IAS 19, using the projected units of credit method, factoring in the specific economic conditions in the various countries concerned. The commitments are covered either by insurance or pension funds or by provisions recorded on the balance sheet as and when rights are acquired by employees.

The Group has used the option offered by IFRS 1, which allows recognizing the balance of the actuarial differences on the date of the transition to IFRS (i.e. April 1, 2004) directly as shareholders' equity.

As of April 1, 2004, any gains or losses resulting from changes in actuarial assumptions are recognized only when they are higher than 10% of the higher of the value of the commitment or the value of the fund. The fraction exceeding 10% is then spread over the average residual period of the employee’s term of employment.

2.18.1 Specific information concerning the pension funds

With respect to recording the value of the surplus funds on the balance sheet, IAS 19, which is not very specific on this issue, is subject to interpretation.

IFRIC, the technical body of the International Accounting Standard Board (IASB) responsible for interpretation of the standards, has been asked about this situation, particularly for certain Dutch companies.

2.18.2. Accounting position for closing

To date, IFRIC has not yet issued its conclusions; the Group is therefore still waiting for a definitive position. After studying the standard, the Group believes that a surplus may be recognized and has booked it in its accounts. The amount recorded on the balance sheet was also limited pursuant to the provisions of the standard,

Air France – KLM Group

which provides for a cap rule when certain criteria are met. The amount of assets not recognized on the date of the acquisition is 0.4 billion euros.

However, pending clarification and as a measure of prudence, the Group has decided to defer all the effects induced by this recognition on the balance sheet (write-back of the Badwill attributable to it, change in the cap related to the change in the value of the funds for the year).

The accounting consequences, depending on whether IFRIC confirms (see 2.18.3) or rejects (see 2.18.4) the recognition of the value of the surplus funds on the balance sheet, are described below:

2.18.3. Recognition of the surplus value of the funds on the balance sheet

The fraction of Badwill related to this surplus value, amounting 622 million euros at the acquisition date, leads to an additional reversal of the negative goodwill in the income from operating activities.

The actuarial assumptions used for closing have changed since the KLM acquisition date (primarily the discount rate). These changes affect two principal elements—the amount of the cap and the value of the commitments. For the value of the commitments, the variation known as “actuarial variances” is amortized over the expected residual average working life of the personnel affected by these plans.

2.18.4. Non-recognition of the surplus value of the funds on the balance sheet

The fraction of Badwill related to this surplus value disappears as a contra to the cancellation of the value of the assets recorded.

In addition, the annual pension charge accounted for in the income statement, which reflects the normative charge pursuant to IAS 19, is increased in order to match the amount paid during the year by KLM to the fund management institutions.

2.18.5. Accounting position for the future

The Group believes that IFRIC’s opinion will not be known before the first quarter of 2006, which, for the Group, means at the close of fiscal 2005/2006.

When the opinion is issued, the accounting treatment will be applied retrospectively. The Group will re-estimate the acquisition balance sheet, which will result, if applicable, in the determination of new Badwill and an adjustment in the result for the 2004/2005 period; the accounts for the 2005/2006 period are not expected to need adjusting.

2.19. Provisions for restitution of aircraft under operating leases

Provisions are booked for restitution costs for airframes and engines relating to operating leases.

When, if applicable, the potential of the aircraft exceeds the contractual return conditions, the surplus is recorded as assets on the balance sheet and amortized on a straight-line basis over the period during which this potential exceeds the contractual restitution conditions.

2.20. Other provisions

The Group records a provision once there is a legal or implied obligation to a third party that will result in a disbursement of resources without expected consideration that can be reliably estimated. The amounts booked as provisions based on a schedule of disbursements are discounted when the effect of the passage of time is significant.

The effect of the passage of time is recorded as financial income.

Provisions for restructuring are recognized once the Group has established a formal, detailed plan which has been announced to the parties concerned.

Air France – KLM Group

2.21. Equity and debt issue costs - Redemption premiums

Debt issue costs are amortized as financial results over the term of the loans using an actuarial method.

Common stock issue and merger costs are deducted from additional paid-in capital.

2.22. Deferred taxes

The Group records deferred taxes using the liability method for any timing differences between the tax and book values of assets and liabilities shown on the balance sheet, with the exception of consolidated goodwill.

The tax rates used are those approved or virtually adopted on the closing date of the year.

Net deferred tax balances are determined on the basis of each tax entity.

Deferred tax assets related to timing differences and carry forwards are recognized only to the extent it is probable that a future taxable profit, determined with sufficient precision, will be earned at the level of the fiscal entity.

A deferred tax liability is also recognized on the undistributed reserves of the equity affiliates.

Taxes payable and/or deferred are recognized in the income statement for the period, unless they are generated by a transaction or event booked directly as equity capital.

2.23. Non-current assets held for sale and discontinued operations

Non-current assets or groups of assets intended for sale meet the criteria of such a classification if their book value will be primarily recovered through a sale transaction rather than through their continuing use. This condition is considered to be met when the sale is highly probable and the asset (or the group of assets intended for sale) is available for immediate sale in its current condition. Management must be committed to a sale plan, with the expectation that the sale will be concluded within a period of twelve months from the date on which the asset or group of assets was classified as a non-current asset intended for sale.

The Group values on each closing date whether it has initiated a process to remove an asset or activity and presents such assets, if any, as “non-current assets held for sale”.

These non-current assets held for sale are presented separately from the other assets on the balance sheet. Any liabilities related to non-current assets to be sold are also presented on a separate line in liabilities on the balance sheet.

Non-current assets held for sale and the groups intended to be sold are valued at the higher of their book value or their fair value minus exit costs. As of the date of such a classification, the asset is no longer amortized.

The results from discontinued operations are presented on the income statement separately from the results for continuing operations.

2.24. Share-based compensation

Pursuant to the temporary provisions stipulated by IFRS 2, only the plans granted after November 7, 2002, the rights to which were not acquired on April 1, 2004, were valued and booked as personnel costs. The other plans are not valued and remain unrecognized. This last category affects only the 1998 Wage for Share Exchange.

Stock option plans are valued at the fair value on the date the plans are awarded.

Air France – KLM Group

The fair value of the stock option plans is determined using the Black & Scholes method or the binomial law. This method takes into account the features of the plan (exercise price, exercise period) and the market data at the time they are granted (rate without risk, price of the share, volatility and expected dividends).

This fair value is estimated to be the fair value of the services rendered by the employees in consideration for the options received. It is recognized as a personnel cost as a contra to a capital increase spread over the period of acquisition of the rights. This personnel cost is adjusted, if applicable, to take into account the number of options effectively acquired.

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

3.1 - Information by sector of activity

The Group’s activity involves three principal sectors: passenger, cargo and aircraft maintenance. Catering, on-demand air transport, and the operations performed by the Group’s holding company are combined within the “Other” sector.

Period ended December 31, 2005

In million euros	Passenger	Cargo	Maintenance	Other	Non distributed	Total
Total revenues	13,258	2,190	1,986	1,165	—	18,599
Intersector revenues	(523)	(19)	(1,338)	(468)	—	(2,348)
External revenues	12,735	2,171	648	697	—	16,251
Income from current operations	700	143	64	33	—	940
Income from operating activities	700	143	64	33	528	1,468

Period ended December 31, 2004 (pro forma) (1)

In million euros	Passenger	Cargo	Maintenance	Other	Non distributed	Total
Total revenues	12,063	1,973	1,960	1,129	—	17,125
Intersector revenues	(445)	(18)	(1,372)	(433)	—	(2,268)
External revenues	11,618	1,955	588	696	—	14,857
Income from current operations	365	120	26	21	—	532
Income from operating activities	365	120	26	21	521	1,053
(1) Consolidation of KLM Group for a nine months period

Period ended December 31, 2004 (pro forma)

In million euros	Passenger	Cargo	Maintenance	Other	Non distributed	Total
Total revenues	11,713	1,889	1,894	1,064	—	16,560
Intersector revenues	(429)	(16)	(1,329)	(418)	—	(2,192)
External revenues	11,284	1,873	565	646	—	14,368
Income from current operations	364	114	28	25	—	531
Income from operating activities	364	114	28	25	521	1,052

The various sources of the Group’s operating revenues are described below:

Passenger: Passenger operating revenues primarily come from passenger transport services on scheduled flights that have the Company’s air code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and services linked to information systems.

Cargo: Cargo operating revenues come from freight transport on flights under the Company’s code, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and clients around the world.

Other: The revenues from this segment come primarily from catering provided by the group to third-party airlines and to charter flights operated primarily by Transavia.

Air France – KLM Group

3.2 - Analysis of operating revenues by geographical area of sale

Revenues from air transport operations are broken down by geographic region, based on ticket issuing locations.

Where a third-party airline is responsible for issuing the ticket, revenues are allocated to the appropriate location of the issuing airline.

									En millions d'euros
	Europe North Africa		Caribbean French guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Period ended December 31, 2005
Scheduled passenger	8,008	(66.5%)	294	(2.4%)	832	(6.9%)	1,953	(16.2%)	969	(8.0%)	12,056
Other passenger revenues	491	(72.4%)	43	(6.3%)	26	(3.8%)	41	(6.0%)	78	(11.5%)	679

Total passenger	8,499	(66.8%)	337	(2.6%)	858	(6.7%)	1,994	(15.7%)	1,047	(8.2%)	12,735

Scheduled cargo	888	(44.1%)	27	(1.3%)	123	(6.1%)	249	(12.4%)	728	(36.1%)	2,015
Other cargo revenues	103	(66.1%)	3	(1.9%)	6	(3.8%)	19	(12.2%)	25	(16.0%)	156

Total cargo	991	(45.7%)	30	(1.4%)	129	(5.9%)	268	(12.3%)	753	(34.7%)	2,171

Maintenance	642	(99.1%)	—	—	—	—	—	—	6	(0.9%)	648
Others	681	(97.7%)	11	(1.6%)	5	(0.7%)	—	—	—	—	697

Total	10,813	(66.6%)	378	(2.3%)	992	(6.1%)	2,262	(13.9%)	1,806	(11.1%)	16,251

Period ended December 31, 2004 (pro forma) (1)
Scheduled passenger	7,432	(67.6%)	280	(2.5%)	767	(7.0%)	1,617	(14.7%)	900	(8.2%)	10,996
Other passenger revenues	450	(72.3%)	39	(6.3%)	25	(4.0%)	36	(5.8%)	72	(11.6%)	622

Total passenger	7,882	(67.9%)	319	(2.7%)	792	(6.8%)	1,653	(14.2%)	972	(8.4%)	11,618

Scheduled cargo	845	(46.8%)	33	(1.8%)	120	(6.6%)	206	(11.4%)	604	(33.4%)	1,808
Other cargo revenues	100	(68.0%)	3	(2.0%)	5	(3.4%)	17	(11.6%)	22	(15.0%)	147

Total cargo	945	(48.4%)	36	(1.8%)	125	(6.4%)	223	(11.4%)	626	(32.0%)	1,955

Maintenance	583	(99.1%)	—	—	—	—	—	—	5	(0.9%)	588
Others	671	(96.4%)	16	(2.3%)	9	(1.3%)	—	—	—	—	696

Total	10,081	(67.9%)	371	(2.5%)	926	(6.2%)	1,876	(12,6%)	1 603	(10,8%)	14,857

(1) Consolidation of KLM Group for a nine months period

Period ended December 31, 2004 (pro forma)
Scheduled passenger	7,215	(67.5%)	276	(2.6%)	743	(7.0%)	1,563	(14.7%)	871	(8.2%)	10,668
Other passenger revenues	445	(72.2%)	39	(6.3%)	25	(4.1%)	35	(5.7%)	72	(11.7%)	616

Total passenger	7,660	(67.8%)	315	(2.8%)	768	(6.8%)	1,598	(14.2%)	943	(8.4%)	11,284

Scheduled cargo	813	(47.1%)	33	(1.9%)	115	(6.6%)	198	(11.4%)	571	(33.0%)	1,730
Other cargo revenues	98	(68.5%)	3	(2.1%)	5	(3.5%)	17	(11.9%)	20	(14.0%)	143

Total cargo	911	(48.6%)	36	(1.9%)	120	(6.4%)	215	(11.5%)	591	(31.6%)	1,873

Maintenance	560	(99.1%)	—	—	—	—	—	—	5	(0.9%)	565
Others	621	(96.1%)	16	(2.5%)	9	(1.4%)	—	—	—	—	646

Total	9,752	(67.9%)	367	(2.6%)	897	(6.2%)	1,813	(12.6%)	1,539	(10.7%)	14,368

Air France – KLM Group

3.3 - Analysis of traffic revenues by geographical area of destination

Revenues for air transport operations can be analyzed on the basis of the following factors:

- non-stop flights: revenues are allocated to the geographical network to which the route belongs;

- flights with layovers: revenues are split between the various sections of the route in accordance with IATA standards (based on the weighted passenger-kilometers).

									In EUR million
	Europe North Africa		Caribbean French guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Period ended December 31, 2005

Scheduled passenger	4,962	(41.1%)	843	(7.0%)	1,682	(14.0%)	2,728	(22.6%)	1,841	(15.3%)	12,056
Scheduled cargo	56	(2.8%)	139	(6.9%)	239	(11.9%)	625	(31.0%)	956	(47.4%)	2,015

Total	5,018	(35.6%)	982	(7.0%)	1,921	(13.7%)	3,353	(23.8%)	2,797	(19.9%)	14,071

Period ended December 31, 2004 (pro forma) (1)

Scheduled passenger	4,709	(42.8%)	826	(7.5%)	1,491	(13.6%)	2,353	(21.4%)	1,617	(14.7%)	10,996
Scheduled cargo	63	(3.5%)	139	(7.7%)	232	(12.8%)	542	(30.0%)	832	(46.0%)	1,808

Total	4,772	(37.3%)	965	(7.5%)	1,723	(13.5%)	2,895	(22.6%)	2,449	(19.1%)	12,804

(1) Consolidation of KLM Group for a nine months period

Period ended December 31, 2004 (pro forma)
Scheduled passenger	4,593	(43.0%)	812	(7.6%)	1,437	(13.5%)	2,273	(21.3%)	1,553	(14,6%)	10,668
Scheduled cargo	62	(3.6%)	138	(8.0%)	223	(12.9%)	522	(30.2%)	785	(45.3%)	1,730

Total	4,655	(37.5%)	950	(7.7%)	1,660	(13.4%)	2,795	(22.5%)	2,338	(18.9%)	12,398

4. EXTERNAL EXPENSES

	In EUR million
Period ended December 31,	2005	2004 pro forma (1)	2004 pro forma
Aircraft fuel	2,717	2,102	2,034
Chartering costs	449	426	418
Aircraft operating lease costs	476	457	442
Landing fees and en route charges	1,221	1,152	1,107
Catering	307	303	295
Handling charges and other operating costs	904	838	809
Aircraft maintenance costs	532	529	499
Commercial and distribution costs	927	1,117	1,087
Other external expenses	1,506	1,406	1,352

Total	9,039	8,330	8,043

Excluding Aircraft fuel	6,322	6,228	6,009

(1)	Consolidation of KLM Group for a nine months period

Air France – KLM Group

5. SALARIES AND NUMBER OF EMPLOYEES

5.1 - Salaries and related costs

	In EUR million
Period ended December 31,	2005	2004 pro forma (1) unaudited	2004
By cost category
Wages and salaries	3,488	3,419	3,300
Pension contributions	343	389	376
Other social contributions	831	788	778
Expenses related to share-based compensation	22	—	—
Other expenses	136	51	51
Transfer of expenses	(88)	(99)	(98)

Total	4,732	4,548	4,407

(1)	Consolidation of KLM Group for a nine months period

Charges to provisions for pensions, retirement and severance indemnities are included in salaries and related costs.

Accruals due to vacations are included in “Other expenses”.

5.2 - Average number of employees

Period ended December 31,	2005	2004
Total	102,291	102,252

Fligth deck crew	7,851	7,797

Cabin crew	20,268	19,872

Groundstaff	74,172	74,583

Managers	13,058	12,969
Supervisors and technicians	29,559	29,240
Employees	31,555	32,374

The number of employees is the average number of paid employees weighted by actual presence.

Air France – KLM Group

Conseil d’Administration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: February 16, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations